Rule 424(b)(3)
Registration No. 333-69259


INSO CORPORATION

Prospectus Supplement No. 1 dated September 30, 1999
(To Prospectus dated December 17, 1998)


This is a supplement to the prospectus dated December 17, 1998 of Inso Corporation. In December 1998, we issued warrants (the "Original Warrants") to purchase an aggregate of 1,456,458 shares of the Company's common stock in connection with our acquisition of Sherpa Systems Corporation. The prospectus relates to the public offering, which will not be underwritten, of the shares held by certain of our stockholders as a result of the exercise of the warrants.

You should read this supplement in conjunction with the prospectus.

New Warrants Offered

On June 22, 1999, we entered into an agreement whereby holders of Original Warrants exchanged their warrants for new warrants (the "New Warrants") which entitle them to a lesser number of shares at a lower exercise price.

Terms of New Warrants

The exercise price of the New Warrants is $10.00 per share, as adjusted from time to time for stock splits and other similar events, and an aggregate of 1,000,000 shares of the Company's common stock may be purchased upon the exercise of the New Warrants. The New Warrants will expire on April 15, 2002. Due to the reduction in the exercise price, the total gross proceeds we will receive upon the exercise of the warrants may range from zero to approximately $10,000,000, depending upon the number of warrants exercised. At the time this supplement was filed 100% of the holders had exchanged their Original Warrants for New Warrants.

Selling Shareholders

The following table sets forth the number of shares issuable upon the exercise of the New Warrants to each of the Selling Shareholders as of the date of this supplement, based on the total number of outstanding shares of the Company's Common Stock (15,606,020) as of September 10, 1999. These shares may be offered from time to time by the Selling Shareholders. No estimate is given as to the amount of shares that will be held by the Selling Shareholders after the completion of this offering because the Selling Shareholders may offer all or some of the shares and because, to our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares.

                                    Number of Shares  Percentage    Number of
                                    Beneficially      of            Shares
                                    Owned             Outstanding   Registered
                                                      Shares        for Sale
Name of Selling Shareholder                                         Hereby
New Enterprise Associates VIII      343,610           2.2%          343,610
New Enterprise Associates II        132,344           *             132,344
New Enterprise Associates V         118,307           *             118,307
Century IV Partners                  67,112           *              67,112
Commonwealth Venture Partners        45,453           *              45,453
Pennsylvania Venture Partners         1,068           *               1,068
Paul Capital Partners V              98,128           *              98,128
Domestic Annex Fund
  Paul Capital Partners V             8,258           *               8,258
Paul Capital Partners V
  International                       3,573           *               3,573
Fostin Capital Associates II         34,644           *              34,644
Transitions Three Ltd.               83,145           *              83,145
Spectra Enterprise Assoc.            34,644           *              34,644
Ellison Special Assets LP             9,921           *               9,921
Mark MeDearis                            69           *                  69
William Siddon                            5           *                   5
Ilona Sockol                             58           *                  58
Vivian Wong                              25           *                  25
Mary Collins                            519           *                 519
Sheldon Breiner                       4,025           *               4,025
Stephen C. Baunach                   14,653           *              14,653
LeRoy Ellison                            16           *                  16
John Chamberlain                        423           *                 423

__________________________
	* Less than one percent
